SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 25)
UTG, Inc.
(Name of Issuer)
Common Stock, no par value
(Title of Class of Securities)
90342M 10 9
(CUSIP Number)
Jill Martin
First Southern Bancorp, Inc.
P.O. Box 328, Stanford, KY 40484 (606-365-3555)
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
October 16, 2014
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a Statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this Schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box [ ]

CUSIP No. 913111209 13D                                                   Page 2 of 13 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Holdings, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	1,201,876*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	1,201,876*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	OO

* See response to Item 5

CUSIP No. 913111209 13D                                                   Page 3 of 13 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Funding, LLC
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	WC, BK
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	341,997*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	341,997*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	OO

* See response to Item 5

CUSIP No. 913111209 13D                                                 Page 4 of 13 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	First Southern Bancorp, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	WC, BK
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	204,909 *
	(8) Shared Voting Power	See response to Item 5
	(9) Sole Dispositive Power	204,909 *
	(10)Shared Dispositive Power	See response to Item 5
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	HC

* See response to Item 5

CUSIP No. 913111209 13D                                                 Page 5 of 13 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Jesse T. Correll
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	AF, OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	105,375*
	(8) Shared Voting Power	See response to Item 5
	(9) Sole Dispositive Power	105,375 *
	(10)Shared Dispositive Power	See response to Item 5
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	IN

* See response to Item 5

CUSIP No. 913111209 13D                                                 Page 6 of 13 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Ward F. Correll
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	AF
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	11,870*
	(8) Shared Voting Power	See response to Item 5
	(9) Sole Dispositive Power	11,870*
	(10)Shared Dispositive Power	See response to Item 5
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	IN

* See response to Item 5

CUSIP No. 913111209 13D                                                 Page 7 of 13 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	WCorrell, Limited Partnership
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Georgia
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	72,750*
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	72,750*
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	PN

* See response to Item 5

CUSIP No. 913111209 13D                                                 Page 8 of 13 Pages

1)	Name of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only)	Cumberland Lake Shell, Inc.
2)	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☑
	(b)	☐
3)	SEC Use Only
4)	Source of Funds (See Instructions)	OO
5)	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)	☐
6)	Citizenship or Place of Organization	Kentucky
Number of Shares Beneficially Owned by each Reporting Person With	(7) Sole Voting Power	257,501 *
	(8) Shared Voting Power	0*
	(9) Sole Dispositive Power	257,501 *
	(10)Shared Dispositive Power	0*
11)	Aggregate Amount Beneficially Owned by Each Reporting Person	See response to Item 5
12)	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☑
13)	Percent of Class Represented by Amount in Row (11)	See response to Item 5
14)	Type of Reporting Person (See Instructions)	CO

* See response to Item 5

Explanatory Note
With this amendment, the Reporting Persons are amending the disclosures in the text of Item 5 and Exhibit F to update information about the reporting persons and their ownership of shares of UTG, Inc. ("UTI").
Item 5 is hereby amended to read as follows:
Item 5. Interest In Securities Of The Issuer
(a-b) The beneficial ownership of the Common Stock by each Reporting Person is as follows. Each Reporting Person has sole voting and dispositive power over the shares listed opposite the Reporting Person's name, except as noted:
Reporting Person	Number of Shares Owned (%)(1)
Jesse T. Correll (2)
First Southern Bancorp, Inc.(2)(3)
First Southern Funding, LLC(2)(3)
First Southern Holdings, Inc.(2)(3)
Ward F. Correll(4)
WCorrell, Limited Partnership(2)
Cumberland Lake Shell, Inc.(4)
105,375 (2.84%) 1,394,766 (37.96%) 341,997 (9.23%) 1,201,876 (32.43%) 269,371 (7.27%) 72,750 (1.96%) 257,501 (6.95%)
Total(3)(5)	2,123,528 (57.31%)

(1) The percentage of outstanding shares is based on 3,705,494 shares of Common Stock outstanding as of October 16, 2014.

(2) The share ownership of Mr. Correll includes 32,625 shares of Common Stock owned by him individually. The share ownership of Mr. Correll also includes 72,750 shares of Common Stock held by WCorrell, Limited Partnership, a limited partnership in which Mr. Correll serves as managing general partner.

In addition, by virtue of his ownership of voting securities of FSF and FSBI, and in turn, their ownership of 100% of the outstanding membership interests of FSH, Mr. Correll may be deemed to beneficially own the total number of shares of Common Stock owned by FSH (as well as the shares owned by FSBI and FSF directly), and may be deemed to share with FSH (as well as FSBI and FSF) the right to vote and to dispose of such shares. Mr. Correll owns approximately 75.70% of the outstanding membership interests of FSF; he owns directly approximately 37.02%, he has immediately exercisable options to purchase approximately 20.28%, companies he controls own approximately 11.09%, and he has the power to vote and an option to purchase but does not own approximately 1.66%, of the outstanding voting common equity of FSBI (consisting in part of shares entitled to one vote per share and in part of shares entitled to ten votes per share). FSBI and FSF in turn own 99% and 1%, respectively, of the outstanding membership interests of FSH. The aggregate number of shares of Common Stock held by these other Reporting Persons, as shown in the above table, is 1,748,782 shares.

(3) The share ownership of FSBI consists of 204,909 shares of Common Stock held by FSBI directly and 1,201,876 shares of Common Stock held by FSH of which FSBI is a 99% member and FSF is a 1% member, as further described in this Item 5. As a result, FSBI may be deemed to share the voting and dispositive power over the shares held by FSH.

(4) The share ownership of Ward F. Correll includes 11,870 shares of Common Stock owned by him individually. The share ownership of Mr. Correll also includes the shares of Common Stock held by Cumberland Lake Shell, Inc., all of the outstanding voting shares of which are owned by Ward F. Correll. As a result, Ward F. Correll may be deemed to share the voting and dispositive power over these shares.

(5) Mr. Correll, FSBI, FSF and FSH have agreed in principle to act together for the purpose of acquiring or holding equity securities of UTI. In addition, because of their relationships with these Reporting Persons, Ward F. Correll, Cumberland Lake Shell, Inc. and WCorrell, Limited Partnership may also be deemed to be members of this group. Therefore, for purposes of this Schedule 13D, each may be deemed to have acquired beneficial ownership of the equity securities of UTI beneficially owned by each of the other Reporting Persons.

(c) Not applicable.
(d) Not amended.
(e) Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: November 14, 2014	By: /s/ Jesse T. Correll Jesse T. Correll Attorney-in-Fact on behalf of each of the Reporting Persons*

* Pursuant to the Agreement among Reporting Persons dated August 28, 2012, for the filing of a single Schedule 13D pursuant to Rule 13d-1(k), each Reporting Person has authorized Jesse T. Correll to sign on behalf of such Reporting Person any Schedule 13D or amendments thereto that are required to be filed on behalf of the Reporting Persons to this Schedule 13D.

EXHIBIT INDEX

EXHIBIT NO.	DESCRIPTION
A*
Acquisition Agreement between FSF and UTI dated April 30, 1998, as amended May 29, 1998, including the following exhibits thereto: Stock Purchase Agreement between FSF and Larry E. Ryherd dated April 30, 1998; Convertible Note Purchase Agreement between FSF and James E. Melville, George E. Francis, Brad M. Wilson, Joseph H. Metzger, Theodore C. Miller, Michael K. Borden and Patricia G. Fowler dated April 30, 1998; and Option Agreement between FSF and UTI dated April 30, 1998.

B*	Agreement among Reporting Persons dated August 28, 2012 for the filing of a single Schedule 13D pursuant to Rule 13d-l(f)(l).

C*	Intentionally omitted.

D*	Intentionally omitted.

E*	Agreement of Assignment among the Reporting Persons dated November 20, 1998.

F	Directors, officers, members, general partners and controlling persons of Reporting Persons.
G*	Letter of intent between UTI and Mr. Correll, on behalf of the shareholders of North Plaza of Somerset, Inc.

H*	Intentionally omitted.

I*	Stock Acquisition Agreement dated December 30, 1999, between UTI and Shareholders.

J*	Amendment, dated December 31, 1999, between FSF and UTI to the Acquisition Agreement filed as Exhibit A to this Report.

K*
Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

L*
Common Stock Purchase Agreement, dated February 13, 2001, among FSBI and Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers’ Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

M*	Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

N*
Consent to Assignment and Novation, dated April 5, 2001, among James E. Melville, Barbara Hartman, BJM Trust - James E. Melville, Trustee, Matthew C. Hartman Trust - James E. Melville, Trustee, Zachary T. Hartman Trust - James E. Melville, Trustee, Elizabeth A. Hartman Trust - James E. Melville, Trustee, and Margaret M. Hartman Trust - James E. Melville, Trustee.

O*	Assignment and Assumption Agreement, dated April 11, 2001, between FSBI and UTI.

P*
Consent to Assignment and Novation, dated April 6, 2001, among Larry E. Ryherd, Dorothy L. Ryherd, Shari Lynnette Serr, Jarad John Ryherd, Derek Scott Ryherd, Dorothy L. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Larry E. Ryherd, Custodian for Casey Jaye Serr UGMA IL, Steven W. Serr, Halcie B. Brown, Douglas W. Ryherd, Susan J. Ryherd, Douglas W. Ryherd, Custodian for Bryan D. Ryherd UGMA IL, Douglas W. Ryherd, Custodian for Evan Ryherd UGMA IL, Ella E. Campbell, Douglas W. Ryherd, Custodian for Jordan Ray Ryherd UGMA, IL, Illinois National Bank, Successor Trustee of the Shari Lynette Serr Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Jarad John Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Illinois National Bank, Successor Trustee of the Derek Scott Ryherd Irrevocable Trust under Agreement dated December 30, 1987, Douglas W. Ryherd - IRA, Larry Ryherd as the Sellers’ Agent, Casey Jaye Serr, Bryan D. Ryherd, Evan Ryherd, and Jordan Ray Ryherd.

Q*	Option Agreement, dated August 27, 2009, between FSBI, FSH and Softvest, LP

R*	Option Agreement, dated August 27, 2009, between FSBI, FSH and Softsearch Investment, LP

* Previously filed

Exhibit F

Directors, Executive Officers and Controlling Shareholders of FSBI:
Jesse T. Correll, Director and Executive Officer
Randall L. Attkisson, Director
Jill M. Martin, Executive Officer
Ward F. Correll, Director
David S. Downey, Director
Douglas P. Ditto, Director and Executive Officer
John R. Ball, Director
Danny Irvin, Director
Eugene Hargis, Director
William R. Clark, Director
Preston Correll, Director
Robert M. Ray, Director
Tommy Roberts, Director and Executive Officer
W.L. Rouse III, Director

Managers, Executive Officers and Controlling Persons of FSF:
Jesse T. Correll, Manager, Executive Officer and Controlling Person
Jill M. Martin, Manager and Executive Officer
Ward F. Correll, Manager
David S. Downey, Manager
Douglas P. Ditto, Manager and Executive Officer
John R. Ball, Manager

Executive Officers, Members and Controlling Persons of FSH:
Jesse T. Correll, Executive Officer
Jill M. Martin, Executive Officer
Douglas P. Ditto, Executive Officer
First Southern Funding, LLC, Member
First Southern Bancorp, Inc., Member and Controlling Person

General Partners of WCorrell, Limited Partnership:
Jesse T. Correll, managing general partner
Ward F. Correll, general partner

Directors, Executive Officers and Controlling Shareholders of CLS:
Ward F. Correll, Director and controlling shareholder
Leah D. Taylor, Executive Officer and Director
Susan Kretzer, Executive Officer and Director
Stephen Acton, Executive Officer and Director
All of the individuals identified above in this Exhibit are citizens of the United States and during the last five years, none of them (i) has been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The following table shows the business address and principal occupation(s) of the individuals identified above in this Exhibit:
Stephen Acton	P. O. Box 430 150 Railroad Drive Somerset, KY 42502	Vice President & Director Cumberland Lake Shell, Inc. (Gasoline wholesaler)

Randall L. Attkisson	143 Cold Springs Drive Stanford, KY 40484	Director of First Southern Bancorp, Inc. (Bank holding company) Director of UTG, Inc. (Insurance holding company) Partner, Bluegrass Capital Advisors, LLC

John Ball	P.O. Box 628 27 Public Square Lancaster, KY 40444	Senior Vice President and Director of First Southern National Bank (Bank)

William R. Clark	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	President and Director of First Southern National Bank (Bank)

Jesse T. Correll	P.O. Box 328 99 Lancaster Street Stanford, KY 40484 5250 South Sixth St. Springfield, IL 62703	President and Director of First Southern Bancorp, Inc. (Bank holding company) Chairman, CEO and Director of UTG, Inc. (Insurance holding company)

Preston Correll	359 Somerset Street Stanford, KY 40484	Member, Marksbury Farm Foods, LLC (Processing Facility & Retailer)

Ward F. Correll	P.O. Box 430 150 Railroad Drive Somerset, KY 42502	Controlling Shareholder, Cumberland Lake Shell, Inc. (Gasoline wholesaler)

Douglas P. Ditto	P.O. Box 328 99 Lancaster Street Stanford, KY 40484
Vice President, First Southern Bancorp, Inc. (Bank holding company)
Senior Vice President and Central Lending Group Manager, First Southern National Bank (Bank)
Assistant Vice President of UTG, Inc. (Insurance holding company)

David S. Downey	P.O. Box 328 99 Lancaster Road Stanford, KY 40484	Senior Vice President of Real Estate and Director, First Southern National Bank (Bank)

Susan Kretzer	P.O. Box 430 150 Railroad Drive Somerset, KY 42502	Secretary, Director, Cumberland Lake Shell, Inc. (Gasoline wholesaler)

Eugene Hargis	P.O. Box 263 186 North Main Street Russellville, KY 42276	Managing Member, Hargis Bolton, LLC (CPA firm)

Danny Irvin	31 Public Square Lancaster, KY 40444	Realtor/Auctioneer The Irvin Group (Real estate/auction company)

Jill Martin	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	CFO & Secretary, First Southern Bancorp, Inc. (Bank holding company)

Robert M. Ray	817 West Columbia St. Somerset, KY 42501	President, Tru-Check Meter Service (Contract Meter Reading) & Secretary, Modern Distributors, Inc. (Wholesale Distributor)
Tommy Roberts	P.O. Box 328 99 Lancaster Street Stanford, KY 40484	Chief Executive Officer & Director, First Southern National Bank (Bank) Vice President & Director, First Southern Bancorp, Inc.

W.L. Rouse III	2201 Regency Road, Ste 602 Lexington, KY 40503	Member, The Rouse Companies (Commercial real estate company)

Leah D. Taylor	P.O. Box 430 150 Railroad Drive Somerset, KY 42502	President, Director, Cumberland Lake Shell, Inc. (Gasoline wholesaler)